Exhibit 99.1

FOR IMMEDIATE RELEASE TSX: SMT BVL: SMT NYSE American: SMTS

No. 48-2017

SIERRA METALS SIGNIFICANTLY INCREASES MINERAL RESOURCE ESTIMATE FOR CUSI SILVER MINE, MEXICO

•	Total Measured and Indicated Resources increased 129% to 4,557,000 tonnes from 1,990,000 tonnes previously reported; and Total Inferred Resources increased 36% to 1,633,000 tonnes from 1,200,000 tonnes previously reported

•	Total Measured Mineral Resources for Cusi are 362,000 tonnes averaging 225g/t silver, 0.55% lead, 0.68% zinc, 0.13 g/t gold for a total 268 g/t Ag Eq

•	Total Indicated Mineral Resources for Cusi are 4,195,000 tonnes averaging 217 g/t silver, 0.64% lead, 0.66% zinc, 0.21 g/t gold and 267 g/t AgEq

•	Total Inferred Mineral Resources for Cusi are 1,633,000 tonnes averaging 158 g/t silver, 0.54% lead, 0.84% zinc, 0.16 g/t gold and 207 g/t AgEq

•	The updated Resource Estimate varies from the previous 2017 Technical Report due to a variety of factors, including the use of silver equivalent cut-off grade and depletion by production since the previous Report was completed

•	The updated Resource Estimate has incorporated new exploration drilling, sampling, and underground mapping information into the geologic interpretation and grade estimations providing more refined resource models in the areas of San Nicolas and Promontorio

Toronto, ON – December 29, 2017 – Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) has updated its Mineral Resource Estimate at the Company’s Cusi Mine, located in Chihuahua State, Mexico.

The updated Mineral Resource Estimate disclosed herein is the result of drilling programs completed between January 2014 and August 2017. Subsequent to the cut-off date of August 31, 2017 the updated Resource statement includes additional 48,684 metre drilling program that was focused on the high-grade Santa Rosa de Lima zone and Promontorio.

The Company believes that the Santa Rosa de Lima zone demonstrates strong potential for further structural extensions of high-grade zones at the Company’s Cusi Mine. Conversion of some of the higher grade to measured and indicated resources has been the priority for the Cusi exploration efforts.

A Technical Report prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 standards of disclosure has been completed and will be filed on SEDAR within 45 days of this news release.

“Sierra’s management team is extremely pleased with the significant increases realized in the measured and indicated resource, and the increase in inferred resources reported in this resource estimate for the Cusi Mine” stated Igor Gonzales, President and CEO of Sierra Metals Inc. “When compared to the previous estimate from January 2017, the Company saw a 129% increase to the measured and indicated resource tonnage and a 36% increase in the inferred resource tonnage. These increases represent a significant amount of additional drilling and mine exploration development work completed at the Cusi Mine which included the Santa Rosa de Lima Zone which has strong potential for further structural extensions of high-grade zones. Furthermore, the increased resource tonnage volume is a result of wider, higher-grade silver zones which are the foundation for the Company’s new operating plan which should significantly improve the cashflow prospects for Cusi in 2018 and beyond.”

He continued, “The Company remains committed to resource growth through brownfield exploration and this resource estimate confirms the presence of additional high-quality tonnage at the Cusi Mine allowing the Company to study the potential for production increases going forward. We remain committed to brownfield exploration programs at the Cusi mine over the next year with the aim of further mineral resource expansions.”

Mineral Resource Estimate

The update of the Mineral Resource Estimations have been conducted by Giovanny Ortiz of SRK Consulting (U.S.) Inc., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, using Maptek Vulcan™ and Leapfrog Geo™ software.

This release features mineral resources reported from models reviewed and estimated by SRK using criteria determined by the Company and SRK to be reasonable for reporting of these resources.

SRK has worked with the Company’s personnel to review the geology models, and independently estimated and reported the mineral resources for Cusi. Geology models were developed internally by the Company’s geologists and were reviewed by SRK. In all, there are thirty-eight individual mineralized bodies identified through drilling and mine development. These were used as hard boundaries for the purposes of the estimation. The resource is supported by a database featuring over 233,750m of drilling and over 23,800m of channel sampling in mine development. The block models were created by SRK, and have been estimated using inverse distance squared methods. SRK has validated the estimation for each model using a variety of methods considered to be industry standard. These include a visual comparison of the blocks versus the composites, an assessment of the quality of the estimate, and comparative statistics of block estimates vs. composites. The models have been depleted for previous production and reported within the boundaries of Sierra Metal’s mineral titles. The mineral resources have been estimated and reported in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

The August 31, 2017, consolidated mineral resource statement for the Cusi Mine area is presented in Table 1.

Table 1: Consolidated Cusi Mineral Resource Estimate as at August 31, 2017 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag Moz	Au Koz	Pb Mlb	Zn Mlb	AgEq Moz
Measured	362	225	0.13	0.55	0.68	268	2.6	1.5	4.4	5.4	3.1

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag Moz	Au Koz	Pb Mlb	Zn Mlb	AgEq Moz
Indicated	4,195	217	0.21	0.64	0.66	267	29.2	28.7	59.0	60.8	36.0

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag Moz	Au Koz	Pb Mlb	Zn Mlb	AgEq Moz
Inferred	1,633	158	0.16	0.54	0.84	207	8.3	8.3	19.6	30.4	10.87

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.
(2)	Mineral resources are reported at a single cut-off grade of 105 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, mining costs (US$29.41/t), processing costs (US$18.3/t), and general and administrative costs (US$3.74/t).
*	Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 18.30, Lead (US$/LB 0.93), Zinc (US$/lb 1.15) and Gold (US$/oz 1,283.00).

The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource calculations for the Cusi Mine.

**	Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 84% Ag, 57% Au, 86% Pb, 51% Zn.

Quality Control

All technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Mike McAllister V.P., Corporate Development Sierra Metals Inc. +1 (416) 366-7777 Email: info@sierrametals.com	Gordon Babcock Chief Operations Officer Sierra Metals Inc. + 1 (416) 366-7777	Igor Gonzales President & CEO Sierra Metals Inc. +1(416) 366-7777

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company’s compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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